Exhibit 12.1
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine months ended		Years Ended December 31
	September 26, 2010	September 27, 2009	2009	2008	2007	2006	2005
EARNINGS
Pretax income — as reported	$225,495	$147,723	$214,221	$202,376	$255,626	$274,808	$231,126
Add: Distributed income from affiliates	10,415	4,030	5,563	7,632	8,435	9,496	6,766
Add: Fixed charges	40,482	45,912	60,591	72,964	79,950	68,669	67,568
Amortization of capitalized interest	1,697	1,725	2,301	2,161	2,245	2,115	1,911

Total Earnings	278,089	199,390	282,676	285,133	346,256	355,088	307,371

Less: Capitalized interest	(1,945)	(2,217)	(2,899)	(1,917)	(2,916)	(2,666)	(2,042)

Adjusted earnings	$276,144	$197,173	$279,777	$283,216	$343,340	$352,422	$305,329

FIXED CHARGES
Interest expense	$27,045	$31,167	$40,992	$53,401	$61,440	$51,952	$51,559
Capitalized interest	1,945	2,217	2,899	1,917	2,916	2,666	2,042
Portion of rents representative of the interest factor	11,492	12,528	16,700	17,646	15,594	14,051	13,967

Total fixed charges	$40,482	$45,912	$60,591	$72,964	$79,950	$68,669	$67,568

Ratio of Earnings to Fixed Charges	6.82	4.29	4.62	3.88	4.29	5.13	4.52